SMARBEE, INC. (FKA CAPITAL EQUITY FINANCE, INC.)

July 29, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Ryan C. Milne

Mail Stop 4631

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Smarbee, Inc. (FKA Capital Equity Finance, Inc.)

Form 8-K Item 4.01

Filed July 16, 2010

File No. 000-52704

Dear Mr. Milne:

We hereby request an extension for the filing of Form 8-K/A until August 2, 2010.  Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801) 303-5730 with any questions or concerns.

Sincerely,

/s/ Kelly L. Kirchhoff

Kelly L. Kirchhoff, CEO